UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2023 (March 7, 2023)

The Growth for Good Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41149	66-0987010
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 E 49th Street, 11th Floor

New York, NY 10017

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 450-1265

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share, on right and one-half of one redeemable warrant	GFGDU	The NASDAQ Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	GFGD	The NASDAQ Stock Market LLC

Right to acquire one-sixteenth of one Class A ordinary share	GFGDR	The NASDAQ Stock Market LLC

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GFGDW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On March 7, 2023, The Growth for Good Acquisition Corporation (“G4G”) and Zero Nox, Inc. (“ZeroNox”) issued a joint press release announcing the signing of a definitive agreement for a proposed business combination between the two companies (the “Transaction”). A copy of the press release, which includes a link to a presentation containing additional information regarding the proposed Transaction, is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by G4G and ZeroNox in presentations for certain of G4G’s and ZeroNox’s securityholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Transaction, G4G intends to file a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and a proxy statement of G4G, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the registration statement and will be sent to all G4G stockholders as of the applicable record date to be established. G4G may also file other relevant documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, investors and security holders of G4G are urged to read the registration statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, including any amendments or supplements to these documents, carefully and in their entirety because they will contain important information about the proposed Transaction.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in the Solicitation

G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s stockholders in connection with the proposed Transaction. A list of the names of the directors and executive officers of G4G and ZeroNox and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. G4G’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to G4G.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between G4G and ZeroNox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities, (xiii) the risk that the transaction may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange, (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Joint Press Release, dated as of March 8, 2023
99.2	Investor presentation, dated as of March 8, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Growth for Good Acquisition Corporation

	By:	/s/ Yana Watson Kakar
		Name:	Yana Watson Kakar
		Title:	Chief Executive Officer (Principal Executive Officer)

Dated: March 8, 2023

Exhibit 99.1

ZeroNox, a Leader in Off-Highway Electrification of Commercial and Industrial Vehicles, to Become First Public Company of its Kind, Through Merger with The Growth for Good Acquisition Corporation

03/08/2023

⮚	Strong business fundamentals and path to rapid scale due to proprietary electric powertrain platform (“ZEPP”) with lithium-iron phosphate (“LFP”) battery as well as significant OEM and fleet partnerships

⮚	Purpose-built business model to be capital efficient and profitable

⮚	First mover advantage in meeting the large, growing and underserved demand for electric off-highway vehicles

⮚	Revenue generating with proprietary, proven technology, and strong partner manufacturing and distribution capabilities

⮚	Contracted sales providing revenue visibility

⮚	Asset-light business with low Capex cash needs to reach positive EBITDA

⮚	Advancing the Sustainable Development Goals, DGs 7, 9 and 13

⮚	Transaction represents enterprise value of $306 Million for ZeroNox

Porterville, CA and New York, NY, March 8, 2023 – Zero Nox Inc. (“ZeroNox” or the “Company”), a leading provider of sustainable, off-highway vehicle electrification, today announced that it will become the first publicly listed company of its kind through a transaction with The Growth for Good Acquisition Corporation (NASDAQ: GFGD) (“Growth for Good”), a publicly traded special purpose acquisition company. Upon closing, ZeroNox’s common stock is expected to trade on the NASDAQ under the ticker symbol “ZNOX”.

Solving the Pain Points of Scalable Off-Highway Vehicle Electrification

The transportation sector is responsible for one-quarter of all global greenhouse emissions and one-third of all emissions in the United States1. Transitioning today’s fleets and fuels to zero-emission is a top priority of country governments, corporations and consumers wanting to lower their carbon footprint. However, pain points across the value chain have slowed electrification efforts. Reasons cited by manufacturers include the cost and time required to design, develop, and manufacture electric models, a lack of in-house expertise, insufficient infrastructure, and limited options for electric vehicle (“EV”) service and support.

ZeroNox’s product suite and partnership strategy – including its proprietary electric powertrain technology (“ZEPP”), partnerships with OEMs and fleet owners, and infrastructure support – provide the solution to these pain points and more.

As the preeminent electrification partner focused on the off-highway electric vehicle (“OHEV”) market, ZeroNox is at an inflection point for significant growth, unlocking the potential for off-highway electrification to reach scale. The Company’s total addressable market is estimated at ~$1.3 trillion, and spans the global agriculture2, construction3, and mining segments4, as well as the markets for forklifts5, energy storage6, and electric retrofits7 sectors. With ~75% of the off-highway vehicle sector stating that it “will or might take steps to pursue electrification,”8 there is a significant unmet need for ZeroNox’s products and services.

1 “Fact Sheet Climate Change - Un.org,” (United Nations).

2 “Agriculture Equipment Market Size Report, 2022-2030,” (Grand View Research).

3 “Construction Equipment Market Share & Trends, 2027,” (MarketsandMarkets).

4 “Mining Equipment Market Size, Share & Trends Report, 2030,” (Grand View Research).

5 “Forklift Market Size, Share & Trends Analysis Report, 2030,” (Grand View Research).

6 “Energy Storage Systems Market - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022 – 2030,” (Precedence Research).

7 “Automotive Retrofit Electric Vehicle Powertrain Market - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022-2030.” (Precedence Research).

8 Waytek. “State of Electrification Report 2019.” 2019.

ZeroNox has three complementary business verticals:

1.	ZEPP: The ZEPP was expressly designed to offer a flexible and scalable solution, and to do so by partnering with rather than competing with, existing internal combustion engine (“ICE”) OEMs. The LFP batteries in the ZEPP are ~30% more efficient and offer 4x the life cycle of lead-acid peers standard in industry[9], and the ZEPP’s unique telematics software allows OEMs and fleets to electrify or upgrade their equipment and vehicles as well as remotely monitor, manage and service their off-highway vehicles.

2.	EV Distribution: Through a network of dealership locations, ZeroNox strategically distributes its partners’ EV products into targeted, underserved areas. Today ZeroNox distributes through ~50 dealerships, however recent contracts have expanded this channel to nearly 1,500 dealership locations across the United States.

3.	EV Infrastructure Support: To strengthen its value proposition to OEM and fleet partners, ZeroNox provides vital infrastructure support, including renewable microgrids, charging stations, and energy storage systems to it partners.

The “Powered by ZeroNox” brand can be seen on fleets operating with customers such as Bayer, Universal Orlando, LAX Airport, and those on Oprah’s ranch, among others. With the ZEPP, customers see significant improvements in vehicle productivity, maintenance cost savings, and better battery life. As an example, when ZeroNox upgraded LA Airport’s Terminal Transit Vehicle (TTV) fleet, the ZEPP extended the runtime of the airport’s fleet from 3-4 hours per charge to 14 hours per charge.10

Management Comments

Vonn Christenson, CEO of ZeroNox, said, “Having been raised in the Central Valley of California, Robert and I returned home to build a business that would first and foremost support our community. We are motivated to bring our neighbors – who use off-highway vehicles for work across ranches, farms, and construction sites – high performing, affordable and zero emissions equipment that can help grow their businesses. Simply put, that’s our mission, and we are thrilled to partner with Growth for Good, a SPAC with a social impact and sustainability mission that aligns with our own.”

Robert Cruess, President of ZeroNox, added, “ZeroNox has proven itself to be a top solutions provider for OEM and fleet owners, and we believe this transaction will accelerate our long-term partnerships while furthering our first mover advantage. Our ZEPP delivers best-in-class battery and motor performance, intelligence, and charging capability, and our expertise allows us to design to the duty cycle of each of our partners’ needs efficiently and economically, solving problems that are new to many OEMs. We have grown our revenues at a CAGR of more than 200% over the last 3 years and have contracts that give us a clear path to profitability within 18 months. We feel that becoming a publicly listed company is an exciting and sensible next step in our growth evolution.”

9 Aric Shelby, “Advantages of Lithium Iron Phosphate Batteries over Lead-Acid Batteries,” (October 9, 2021).

10 Based on client provided information on performance from Jake Yoon, CFO of Airport Terminal Management LAX.

Yana Watson Kakar, CEO and Director of Growth for Good, commented, “At Growth for Good, we had a clear mandate of partnering with a sustainable company with strong business fundamentals, high growth potential, and a readiness to scale in the public market. We found that and more in ZeroNox, and are pleased to unify our companies at a time when the need for increased electrification in support of the health of our planet has never been greater.”

Dana Barsky, President and Director of Growth for Good, concluded, “With its existing signed OEM and fleet contracts, low CapEx cash requirements and asset-light business, ZeroNox is well-positioned to serve this large yet relatively untapped off-highway electric vehicle market. The Company’s significant expansion over the last three years is a testament to its product platform and the leadership of Vonn and Robert. We look forward to supporting ZeroNox’s tremendous growth potential in the public market.”

Following the close of the proposed transaction, Vonn Christenson, ZeroNox’s CEO and Co-Founder, and Robert Cruess, ZeroNox’s President and Co-Founder, will continue to lead the Company. Yana Watson Kakar, CEO and Director of Growth for Good, and Dana Barsky, President and Director of Growth for Good, will join ZeroNox’s Board of Directors.

Capital Efficient and Clear Path to Profitability

Unique from most other EV de-SPACs, ZeroNox has purpose built its business model to be capital efficient. When compared to its EV de-SPAC market peers over the last two years, ZeroNox has been almost 9 times more efficient at turning capital raised into revenue11, 12, generating ~$20 million in revenue on the delivery of ~800 vehicles over the period. The demonstrated success of the ZEPP during this expansion phase has led the Company to now have contracted revenue of ~$180 million13, delivering ~2,00013 units over the next three years. ZeroNox has several other signed partnerships expected to generate additional revenue during this period as well as a pipeline of partnerships in development, allowing it to further penetrate the ~$1.3 trillion global addressable market. This market includes electric vehicle retrofits, forklifts, mining equipment, construction equipment, agriculture equipment, and energy storage.

Transaction Overview

The proposed transaction, which is expected to close in the second half of 2023 subject to the satisfaction of customary closing conditions, including the approval of Growth for Good’s shareholders, has been unanimously approved by the Boards of Directors of both ZeroNox and Growth for Good.

Pursuant to the Merger Agreement among Growth for Good, the Company, and G4G Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of Growth for Good, dated March 7, 2023 (the “Merger Agreement”), Merger Sub will merge with and into ZeroNox, and ZeroNox will be the surviving corporation and wholly-owned subsidiary of Growth for Good which will be renamed “ZeroNox Holdings Inc.” and be a domesticated Delaware corporation. Assuming that no public shareholders of Growth for Good redeem their shares, ZeroNox’s existing shareholders are expected to own ~40% of the pro forma company at close. As of today, Growth for Good holds ~$253 million of cash in trust from its initial public offering in December 2021.

11 Represents the average for all closed EV-related de-SPACs with revenue generating targets during 2021 and 2022.

12 Excludes targets that do not disclose revenue projections for the year of de-SPAC.

13 Includes 560 units representing ~$26.3 million in Memorandum of Understandings.

Additional information about the proposed transaction, including a copy of the Merger Agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Growth for Good today with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to Growth for Good. Loeb & Loeb LLP is acting as legal counsel to ZeroNox, and Chardan Capital Markets, LLC is acting as lead financial advisor.

Conference Call Information

ZeroNox and Growth for Good will host a joint investor conference call to discuss the proposed transaction and review the investor presentation today, Wednesday March 8, 2023, at 8:30am Eastern Time. The conference call can be accessed by dialing 866-518-6930 within the U.S. and +1 203-518-9797 for all other locations and provide the ID: GROWTH.

A live webcast of the conference call and associated presentation materials will be accessible here. A replay of the webcast will be available after completion of the conference call here.

About ZeroNox

ZeroNox is leading the electrification of off-highway commercial and industrial vehicles, with best-in-class LFP batteries and an electric powertrain (“ZEPP”) that is cleaner, high performing, and cost effective. As a first mover in the advanced off-highway electric vehicle (OHEV) powertrain market, ZeroNox is proudly designed and engineered in America, with offices in Porterville, California.

For more information, visit: https://www.zeronox.com and follow us on Twitter @ZeroNoxInc and https://www.linkedin.com/company/zeronox/

The information contained on, or accessible through, ZeroNox’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About The Growth for Good Acquisition Corporation

The Growth for Good Acquisition Corporation, led by CEO Yana Watson Kakar, President Dana Barsky, and Chairperson of the Board of Directors, Vikram Gandhi, focuses on sustainable, socially responsible companies with strong business fundamentals, high growth potential and a readiness to scale in the public markets. Our team of highly reputable sustainability investors and seasoned business operators seek to add strategic and operational as well as financial value to our merger partner. Growth for Good believes the market opportunity for sustainable companies has never been stronger and looks forward to supporting a company that will contribute to the decarbonization of the global economy.

For more information, visit: https://www.g4ginvestment.com and https://www.linkedin.com/company/growth-for-good-acquisition-corp/

The information contained on, or accessible through, The Growth for Good Acquisition Corporation’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Growth for Good intends to file a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the registration statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF GROWTH FOR GOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by Growth for Good through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and all other relevant documents that are filed. The documents filed by Growth for Good with the SEC also may be obtained by contacting Growth for Good at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in the Solicitation

Growth for Good and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Growth for Good’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Growth for Good and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. Growth for Good’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to Growth for Good.

No Offer or Solicitation

This press release and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Growth for Good and ZeroNox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Growth for Good ’s securities, (xiii) the risk that the transaction may not be completed by Growth for Good ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Growth for Good, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Growth for Good and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against Growth for Good related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of Growth for Good’s securities on a national securities exchange, (xx) the price of Growth for Good’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which Growth for Good plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting Growth for Good’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of economic downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Growth for Good’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by Growth for Good from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Growth for Good and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Growth for Good nor ZeroNox gives any assurance that either Growth for Good or ZeroNox or the combined company will achieve its expectations.

Contacts

For Media:

Amanda Shpiner / Sara Widmann

Gasthalter & Co.

212 257 4170

as@gasthalter.com / sw@gasthalter.com

For Investors:

ZeroNox

Robert Cruess, President

robertc@zeronox.com

Growth for Good
Dana Barsky, President

dana.barsky@g4ginvestment.com

Exhibit 99.2

Investor Presentation March 2023

Copyright © 2023 ZeroNox®. All rights reserved. Disclaimer This presentation has been prepared for use by The Growth for Good Acquisition Corporation (“G4G”) and Zero Nox Inc. (“ZeroNox”) in connection with their proposed business combination (the “Business Combination”). This presentation is for informational purposes only and is being provided to you solely in your capacity as a potential investor considering an investment in ZeroNox or G4G, and does not constitute an offer to sell or purchase, or the solicitation of an offer to sell, buy, or subscribe for any securities, nor is it a solicitation of any vote or approval in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to applicable law or regulation. By accepting this presentation, each recipient agrees: (i) that the information included in this presentation is confidential and may constitute material non-public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain, and (iii) to use this presentation for the sole purpose of evaluating G4G and ZeroNox, in each case pursuant to the terms of the recipient’s confidentiality obligations regarding such information. Investment in the securities described herein has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”), or any other regulatory authority, nor has any authority passed judgment upon or endorsed the merits of securities or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense. G4G and ZeroNox reserve the right to update or supplement the information provided in this presentation. The information in this presentation and any oral statements made in connection with this presentation is subject to change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in ZeroNox and is not intended to form the basis of any investments decision in G4G or ZeroNox. Neither G4G nor ZeroNox makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent analysis of an investment in G4G or ZeroNox and the transactions contemplated in this presentation. Forward-Looking Statements: This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between G4G and ZeroNox. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities; (xiii) the risk that the Business Combination may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G; (xiv) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (xvi) the effect of the announcement or pendency of the Business Combination on ZeroNox’s business relationships, operating results and business generally; (xvii) risks that the proposed Business Combination disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the Business Combination; (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the Business Combination; (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange; (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure; (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and (xxii) the risk of economic downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed below and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations. i.

Copyright © 2023 ZeroNox®. All rights reserved. Disclaimer (Cont’d) Industry, Market Data and Partnerships: This presentation relies on and refers to certain information and statistics based on estimates by ZeroNox’s or G4G’s management and/or obtained from third party sources which ZeroNox and G4G believe to be reliable. Neither ZeroNox nor G4G has independently verified the accuracy or completeness of any such third party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. ZeroNox and G4G may have supplemented such information where necessary, taking into account publicly available information about other industry participants and their management’s best view as to information that is not publicly available. Neither ZeroNox nor G4G gives any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. Use of Projections: This presentation contains financial forecasts for ZeroNox with respect to certain financial results of ZeroNox. Neither G4G’s nor ZeroNox’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ZeroNox or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Financial Information; Non-GAAP Financial Terms: This presentation and any oral statements made in connection with this presentation may include non-GAAP financial measures, including EBITDA, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). As a non-GAAP financial measure, EBITDA excludes items that are significant in understanding and assessing ZeroNox’s financial results or position. Therefore, EBITDA should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that ZeroNox’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Intellectual Property: This presentation contains trademarks, service marks, trade names, copyrights, and products of ZeroNox and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, copyrights, or products in this presentation is not intended to, and does not, imply a relationship with ZeroNox or G4G. Such marks in this presentation may appear without the ®, TM or SM symbols, which is not intended to indicate, in any way, that ZeroNox or G4G will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor in such trademarks, service marks and trade names. Additional Information and Where to Find It: In connection with the Business Combination, G4G intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a document that serves as a prospectus and a proxy statement of G4G, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the Registration Statement and will be sent to all G4G stockholders as of the applicable record date to be established. G4G may also file other relevant documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF GROWTH FOR GOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and all other relevant documents that are filed. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265. ii.

Copyright © 2023 ZeroNox®. All rights reserved. Disclaimer (Cont’d) Participants in Solicitation: G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s stockholders in connection with the Business Combination. A list of the names of the directors and executive officers of G4G and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. G4G’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to G4G. No Offer or Solicitation: This presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. iii.

ZeroNox is the leader in off-highway electric vehicles (OHEV)

Growth for Good Acquisition Corporation (NASDAQ: GFGD) is a sustainability SPAC that is merging with ZeroNox to create the world's first public company to focus primarily on electrifying commercial and industrial off-highway vehicles.

Why ZeroNox?

Proprietary technology combines with partnerships to create strong business fundamentals, a path to rapid scale, and a company essential to the decarbonization of the global economy

- ✓ **First mover advantage** in meeting the large, growing and underserved demand for electric off-highway vehicles
- ✓ **Revenue generating** with proprietary, proven technology, and strong partner manufacturing and distribution capabilities
- ✓ **Poised for rapid scale** via existing partner channels
- ✓ **Significant contracted sales** providing revenue visibility
- ✓ **Asset-light** business with low CapEx required to positive EBITDA
- ✓ **Advancing the SDGs** Sustainable Development Goals 7, 9 and 13

Copyright © 2023 ZeroNox®. All rights reserved.
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Copyright © 2023 ZeroNox®. All rights reserved. ZERONOX VISION TO BE THE PREEMINENT ELECTRIFICATION PARTNER, PROVIDING EMISSIONS-FREE ELECTRIC POWERTRAINS WITH SUPERIOR PERFORMANCE, SERVICE, AND SUPPORT TO EMPOWER COMMUNITIES AND COMPANIES ACROSS THE WORLD. HIGH-PERFORMING SUSTAINABLE ECONOMICAL 3

Electrification of transportation has enormous tailwinds

The transportation sector is responsible for one-quarter of all global greenhouse emissions globally.[1]

Transforming today's fleets and fuels to zero-emission is a priority for policymakers, manufacturers, and consumers.

Policymakers

More than **70** countries, including the biggest polluters – China, the United States, and the European Union – have set a net-zero target, covering 76% of global emissions.[2]

Corporations

75%

of the off-highway vehicle (OHV) sector says their company either will or might pursue electrification.[3]

Consumers

52%

of car buyers globally now want to purchase an electric vehicle, a rise of 22% in just two years.[4]

[1] *"Fact Sheet Climate Change - Un.org," accessed March 5, 2023.*
[2] *"Net Zero Coalition," United Nations (United Nations), accessed March 4, 2023.*
[3] *Waytek. "State of Electrification Report 2019." 2019.*
[4] *Lewis, Micah. "In a Global Tipping Point, 52% of Car Buyers Now Want to Purchase an EV – Here's Why." Electrek. May 27, 2022.*

Copyright © 2023 ZeroNox®. All rights reserved.
4

Pain points in the value chain slow OEM electrification

Design	Development	Infrastructure	Distribution	Service
Manufacturers lack the expertise to custom design EV components to specifications, hindering the development of new electric models.	The transition to EVs can require significant capital investments and time-intensive manufacturing processes, which can strain manufacturers' resources.	To deploy and distribute electric vehicles at scale, a robust EV infrastructure is needed, including renewable microgrids, energy storage, and charging stations.	Manufacturers transitioning to EVs need renewed distribution channels targeting both opportunistic and underserved markets.	A lack of specialized technicians and EV expertise, as well as limited geographic availability, can hinder the adoption and maintenance of EVs.
~16MM workers needing clean tech upskilling for the economy to transition to Net Zero by 2050[5]	**$1-2BN** the average cost of building a new EV factory[6]	**<5%** of the estimated 1.2 million public charging stations needed by 2030[7] are currently available[8]	**~1%** was the portion of the global vehicle stock that was electric in 2020[9]	**84%** of technicians in the U.K. are currently unqualified to safely work on electric vehicles[10]

ZeroNox's products and go-to-market strategy solve these pain points across the value chain and unlock nationwide and global scale

5 International Energy Agency (IEA)., "Overview – World Energy Employment – Analysis," IEA.
6 The New York Times. "General Motors to Spend $7 Billion on Electric Vehicle Plants." January 25, 2022.
7 USAFacts. "How Many Electric Vehicle Charging Stations Are There in the US?" November 23, 2022.
8 McKinsey & Company. "Charging for Charges." June 24, 2022.
9 International Energy Agency (IEA). "Global EV Outlook 2021."
10 José Rodríguez Jr., "A Looming Skills Gap Suggests There Are Not Enough EV Mechanics," Jalopnik (Jalopnik, February 28, 2023).

Copyright © 2023 ZeroNox®. All rights reserved.
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ZeroNox products are the solution to these pain points



ZeroNox Electric Powertrain Platform (ZEPP)

We partner with OEMs and fleets to electrify or upgrade their equipment and vehicles with our proprietary electric powertrain platform, the ZEPP. Our LFP batteries are ~30% more efficient and offer ~4x the life cycle of lead-acid peers[11], and our unique "telematics" software allows OEMs and fleets to remotely monitor, manage and service their off-highway vehicles.



EV Distribution

Through a network of dealership locations, ZeroNox strategically distributes our partners' EV products into targeted, underserved areas. Today ZeroNox distributes through ~50 dealerships, however recent contracts have expanded this channel to almost 1,500 dealership locations across the United States.



EV Infrastructure Support

To strengthen our value proposition to OEM and fleet partners, we provide vital infrastructure support, including renewable microgrids, charging stations, and energy storage systems.

Powered by ZeroNox products are bought by:

Copyright © 2023 ZeroNox®. All rights reserved. 6

[11] *Aric Shelby, "Advantages of Lithium Iron Phosphate Batteries over Lead-Acid Batteries," (October 9, 2021).*

Copyright © 2023 ZeroNox®. All rights reserved. OEM and Fleet partnerships enable rapid scale OEM Partnerships Fleet Partnerships 2017 2018 2019 2020 2022 7

The ZeroNox Powertrain Platform (ZEPP) is the scalable solution for OEMs to electrify off-highway vehicles

ZEPP

Best-in-class batteries

Lithium Iron Phosphate (LFP) batteries are **~30% more efficient and offer ~4x the life cycle of lead-acid peers** standard in industry[11]

Efficient power allocation

Battery Management System (BMS) ensures **no overcharging and smart charge mapping** automated to analyze available power

11 Patents Pending



SCREEN
TELEMATICS
ON BOARD CHARGER
LITHIUM-IRON BATTERY
ELECTRIC MOTOR
MOTOR CONTROLLER
BATTERY MANAGEMENT SYSTEM

Software intelligence

Unique **proprietary telematics software** enables OEMs and fleets to remotely monitor, manage, and service vehicles 24/7

Custom and cutting-edge technology

Engineers design custom **powertrain tailored to OEM specifications** and update software over life of ZEPP to integrate latest technology

[11] *Aric Shelby, "Advantages of Lithium Iron Phosphate Batteries over Lead-Acid Batteries," (October 9, 2021).*

Copyright © 2023 ZeroNox®. All rights reserved.
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Results validate our OEM partnership strategy


ZEPP

ZeroNox Unleashes Unprecedented Growth for OEM Partner Tuatara

TUATARA

APR 2019 — ZeroNox and Tuatara Mfg. Ltd. formalize partnership

FEB 2020 — ZeroNox designs and prototypes Tuatara electric utility vehicle

NOV 2020 — ZeroNox delivers the first electric Tuatara with the brand 'Powered by ZeroNox'

NOV 2021 — **Tuatara year over year sales increase over 800%**

By partnering with ZeroNox, the global off-highway vehicle OEM Tuatara was able to:



- ✓ Create and bring to market an electric off-highway vehicle in **less than 2 years**
- ✓ Generate enormous **year over year sales growth of over 800%** within the first 12 months of launch[12]
- ✓ Produce topline **growth that outpaced the prior six years**



[12] *Based on OEM partner provided information, year over year between 2020 and 2021.*

Copyright © 2023 ZeroNox®. All rights reserved.
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Our OEM partnerships led to dealership contracts, taking ZeroNox from ~50 to ~1,500 locations nationwide

ZEPP

Presently, “Powered by ZeroNox” brands have **more than 50 dealership locations** across the US. Through existing contracts with dealerships tied to our OEM partners, ZeroNox will be able to sell through **almost 1,500 dealership locations** across the US.

Current
dealership locations



~50 dealerships

Contracted
dealership locations



~1,500 dealerships

Note: Placement of dots indicative of dealership locations.

Copyright © 2023 ZeroNox®. All rights reserved.
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Results validate our fleet partnership strategy

ZEPP

ZeroNox upgrades existing electric fleets with the ZEPP, providing significant improvements in productivity, downtime reduction, and maintenance cost savings, while increasing battery life


SANTA MARIA, CA · SAN ANTONIO, TX
TEIXEIRA
RANCH INC.

Upgrade of Teixeira's Toyota forklift fleet

- Previous runtime was **4-5 hours** per battery per charge, with 3 batteries needed per day per forklift
- Upgraded forklifts now run **12-14 hours** per battery per charge and only need 1 battery per forklift[13]


AIRPORT TERMINAL
MANAGEMENT
LAX

Upgrade of LA airport's Terminal Transit Vehicle (TTV) fleet

- Original runtime was **3 hours** per charge per vehicle
- Resulting runtime is now **14 hours** per charge per vehicle
- Estimated **3-month ROI**, due to labor savings after battery upgrade[14]

13 Based on client provided information on performance. "ZeroNox Battery Conversion at Frontier Cooling," YouTube (YouTube, April 12, 2022).
14 Based on client provided information on performance from Jake Yoon, CFO of Airport Terminal Management LAX.

Copyright © 2023 ZeroNox®. All rights reserved.
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ZEPP

ZeroNox's track record of results led to our securing the largest fleet retrofit electrification project in the world

ZERONOX
INNOVATION & POWER WITHOUT EMISSIONS

FAST COMPANY

WE MADE THE LIST! | WORLD CHANGING IDEAS 2022



- Zoomlion, the largest subsidiary of Jospong Group, operates in 5 African countries and is a leading waste management company
- **ZeroNox has a $138MM 3-year contract to electrify 1,000 refuse trucks for Zoomlion[15]**
- ZeroNox's contract with Zoomlion led to being recognized by Fast Company as a World Changing Ideas 2022 Honoree

[15] *By mid 2024, assuming all validation milestones in Pilot Program are met.*

Copyright © 2023 ZeroNox®. All rights reserved.
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Jospong: Our customer, investor and potential JV partner

DISTRIBUTION


ZERONOX

Noah Gyimah, Chief Investment Officer Jospong Group

With an asset base of ~$2B and operations in ~10 countries across 14 sectors of the Ghanaian economy, the Jospong Group partnership accelerates our scale

May 2022

- **Customer:** $138MM 3-year contract for electrification of 1000 refuse trucks[15]

July 2022

- **Strategic Investor:** injects capital directly into ZeroNox to further align partnership

November 2022

- **Partner:** signs MOU with ZeroNox to create a joint venture to distribute clean technology throughout all of Africa

The Jospong Group (~60 subsidiaries)

[15] *By mid 2024, assuming all validation milestones in Pilot Program are met.*

Copyright © 2023 ZeroNox®. All rights reserved.
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Potential joint venture takes our EV distribution global

DISTRIBUTION


Binding Agreements
MOU signed
In-discussion

ZeroNox's EV Distribution Strategy

- Leverage the distribution channels of OEM partners to expand sales reach while keeping expansion costs low.
- In the United States, our OEM partners have contracts with ~1,500 affiliated dealerships, providing a nationwide network for our off-highway electric vehicle distribution domestically.
- Outside of the United States, the partnership with The Jospong Group will enable ZeroNox to assist OEM partners in bringing their new OHEV's into an untapped and underserved market, creating a blueprint to be used globally.

Copyright © 2023 ZeroNox®. All rights reserved.
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Copyright © 2023 ZeroNox®. All rights reserved. Our EV Infrastructure enables vehicle deployment ZeroNox’s EV Infrastructure Support • Our value proposition to OEM and Fleet partners is significantly strengthened by our EV Infrastructure Support business. • We provide renewable microgrids, charging stations, and energy storage systems to support OEM and Fleet deployment of electric vehicles. • Partners who select us to electrify and/or upgrade their off-highway vehicles, not only get best-in-class ZEPP technology, but the infrastructure to ensure their fleets can be deployed and serviced at scale. Charging Stations EV Infrastructure Support Renewable Microgrids Energy Storage 15

Iron Vault: ZeroNox's patented LFP battery storage

INFRASTRUCTURE


Enabling increased use of renewable energy sources
Improving grid stability and reliability
Energy Storage Benefits
Reducing greenhouse gas emissions
Lowering energy costs


IRON VAULT
78%

Advanced Lithium-Iron Technology

Energy storage is a critical component in renewable power systems, enabling the use of intermittent renewable energy sources and providing grid stability.

Benefits of Energy Storage

By storing energy during off-peak hours when rates are lower and releasing it during peak hours when rates are higher, energy storage systems can reduce energy costs.

Iron Vault: Solving Energy Storage

The Iron Vault Energy Storage System, powered by ZeroNox's advanced battery technology, is a patent-pending, rechargeable lithium-iron residential battery storage system designed to address the needs of the modern energy landscape.

Copyright © 2023 ZeroNox®. All rights reserved. 16

In a large and growing market, ZeroNox is well-positioned to scale with its product suite and partnerships

$1.3TN
Total addressable market

$118BN	$154BN	$202BN	$162BN	$236BN	$435BN
Electric vehicle retrofit[16]	Forklifts[17]	Mining equipment[18]	Construction equipment[19]	Agricultural equipment[20]	Energy storage[21]

Increasing energy transition investment

$1.1TN
2022 Global investment in the low-carbon energy transition[22]

$466BN
2022 Global investments in electrified transport[22]

54%
Increase YoY in electrified transport investments in 2022[22]

16 "Automotive Retrofit Electric Vehicle Powertrain Market - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022-2030." (Precedence Research).
17 "Forklift Market Size, Share & Trends Analysis Report, 2030," Forklift Market Size, Share & Trends Analysis Report, 2030 (Grand View Research).
18 "Mining Equipment Market Size, Share & Trends Report, 2030," Mining Equipment Market Size, Share & Trends Report, 2030 (Grand View Research).
19 "Construction Equipment Market Share & Trends, 2027," (MarketsandMarkets).
20 "Agriculture Equipment Market Size Report, 2022-2030," Agriculture Equipment Market Size Report, 2022-2030 (Grand View Research).
21 "Energy Storage Systems Market - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022 – 2030," (Precedence Research).
22 "Global Low-Carbon Energy Technology Investment Surges Past $1 Trillion for the First Time," (BloombergNEF, January 25, 2023).

Copyright © 2023 ZeroNox®. All rights reserved.
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ZeroNox leadership team

Founder-led team deeply committed to community, environment and excellence in technology

Vonn Christenson
CEO and Co-Founder



- Over a decade of experience in corporate litigation covering various specialties
- Juris Doctorate Degree from Harvard Law School
- Board member of Nasdaq traded Sierra Bank Corp (BSRR)

Robert Cruess
President and Co-Founder



- Former founder and executive of three investment companies
- Extensive start-up experience launching over 15 businesses, along with multiple clean technology patents during his career

Jason Eggett
Chief Operating Officer



- Several years of corporate experience across various roles such as enterprise sales, strategy, and consulting
- Previously led teams at Microsoft, Dell, and Adobe

Jacob Gotberg
Chief Technology Officer



- Over two decades of engineering experience, including at SpaceX, GE, and Sandia National Laboratory
- Expertise in designing and developing cutting-edge technology for complex engineering challenges, with a strong track record of delivering results and driving innovation

Dale Chiu, PhD
Director of Battery Technology



- Over 35 years in the battery technology industry
- Owner of over 50+ patents
- Developed and introduced a variety of lithium battery products in automotive, industrial, and energy storage industries from concept to maintenance

Zakary Smith
Director of Product Development



- Successfully launched over 100 products from concept through production
- Consulted on the development and production of Tesla Model 3 Battery Pack, Tesla Powerwall, Google X Loon, and Samsung Smartwatch

Previous Experiences: Microsoft, DELL, TESLA, GE, SPACEX, Google

Note: CFO announcement coming soon.

Copyright © 2023 ZeroNox®. All rights reserved.
18

Growth for Good team, an impact and sustainability SPAC

Yana Watson Kakar
CEO and Board Director



- Former President and Global Managing Partner of Dalberg Advisors, a global consultancy for strategy, impact and sustainability
- Track record of success both as a chief executive and as an advisor to other chief executive officers, policymakers and institutional investors

Dana Barsky
President and Board Director



- Former Global Head of Sustainable Finance for Credit Suisse
- Extensive experience financing growth of sustainable companies and multinationals
- Deep relationships with leading asset managers and capital allocators
- M&A banker for near decade with DLJ and Credit Suisse

David Birnbaum
Co-President and Chief Commercial Officer



- Managing Partner at Five Four Ventures, a technology focused venture capital and incubation fund
- Formerly a technology investor at Patricof & Co. and Apax Partners, President of Broadway Video Ventures, and an independent board member designee for Goldman Sachs Investment Partners

Rahul Kakar
Chief Financial Officer



- Chief Investment Officer at Advanced Portfolio Management, an institutional asset manager
- Formerly Managing Director and Founding Member of the equities and equity linked proprietary team at SwissRe, responsible for managing a group overseeing billions of dollars of assets in various strategies all with a high degree of derivative content

Randall Harrigan
MD and Head of M&A



- Private equity investor with over 14 years of investing experience across a variety of sectors
- Formerly an investment professional at Roark Capital Group, A&M Capital Partners and Navo Capital. Has led deal sourcing, due diligence, financings, strategic acquisitions, value creation initiatives and exits

Vikram Gandhi
Chairperson of the Board of Directors



- Former Vice Chairman of Investment Banking and Global Head of the Financial Institutions Business for Credit Suisse
- Former Co-Head of Global FIG for Morgan Stanley
- Founder of Asha Impact
- Senior Advisor to CPPIB
- Creator of Harvard Business School's Sustainable Investment Curriculum and a senior lecturer

Isabelle Freidheim
Director



- Venture capitalist and entrepreneur and the founder and chairman of the Athena platform of SPACs
- Co-founder of Magnifi, a fintech company
- Previously a co-founder and managing partner of Castle VC (formerly Starwood VC), a venture investment firm, and a venture partner at MissionOG, a venture capital firm

Alex Roetter
Director



- General Partner at Moxxie Ventures
- Former President of Kitty Hawk, an electric vertical take-off and landing ('eVTOL') aircraft manufacturer
- Former Chief Engineer at Twitter. As a member of Twitter's Executive Team, he helped take the company public via IPO, growing monthly active users to over 300 million and revenue to greater than $2 billion annually

Previous Experiences: Dalberg, Swiss Re, ROARK CAPITAL GROUP, Credit Suisse, Goldman Sachs, Morgan Stanley, KITTYHAWK

Copyright © 2023 ZeroNox®. All rights reserved.
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Copyright © 2023 ZeroNox®. All rights reserved. ZeroNox historical financials and contracted sales Rapid expansion in last 3 years and ~$180MM in contracts confirmed in next 3 years Historical revenue Revenue ($mm) Units $0.4 $2.1 $5.7 $10.6 2019 2020 2021 2022 207% 19-22 CAGR 7 101 279 379 Units Historical vs. contracted Revenue Historical vs. contracted Contracts in next 3 years will yield 9x revenue of all prior years combined Contracted units are ~2.5x the amount of all prior years Historical Contracted Contracted sales23 ~800 ~2,000 ~20 ~$180MM 23 Includes 560 units representing ~$26.3MM in MOUs. Note: PCAOB Audit completed August 2022 for FY2020 and FY2021 financials. All other financials are unaudited. 20

PROFITABILITY

ZeroNox has a clear path to profitability within 18 months, an asset light model with low CapEx needs, and proven capital efficiency

Capital raised-to-date/revenue at de-SPAC[24]


~7.0x[25, 26]
~0.8x
ZERONOX
Other EV company de-SPACs

ZeroNox is ~9X more efficient at turning capital into revenue than the average public market EV company . . .

. . . and our CapEx cash needs to become EBITDA positive is <1% of revenues in the year we expect to reach profitability.



[24] Capital raised as of de-SPAC date (does not include grants) and projected revenue in the de-SPAC year disclosed in investor presentations.
[25] Represents the average for all closed EV-related de-SPACs with revenue generating targets during 2021 and 2022.
[26] Excludes targets that do not disclose revenue projections for the year of de-SPAC.
Source: Company Filings, SPAC Insider, SPAC Analytics

Copyright © 2023 ZeroNox®. All rights reserved.
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Copyright © 2023 ZeroNox®. All rights reserved. Transaction overview 27 Existing ZeroNox shareholders at time of transaction are entitled to the earn-out shares. 28 ZeroNox equity holder lock-up may be subject to certain adjustments in order to meet exchange listing requirements. 29 Earnout shares will be issued if the weighted average sale price of the Surviving Company’s common stock equals or exceeds the applicable stock price for any 10 trading days within a 20 consecutive trading day period, occurring between the Closing and the applicable expiration date. Each trigger will occur only once, if at all, and in no event will the earn-out shares exceed 7.5MM shares. 30 Calculated as 25.3MM public shares multiplied by $10.00 per share in trust, and assuming no redemptions. 31 Includes $253MM cash in trust (assuming no redemptions) and 15MM in transaction expenses. 32 Includes 0.8MM private placement shares. 33Sponsor is entitled to earn-out of 1,581,250 shares in two equal tranches of 790,625 shares (each to be released at price targets of $12.50 and $15.00, respectively, for any 10 trading days within a 20 consecutive trading day period, occurring between the Closing and the fifth anniversary of the Closing). 34 Sponsor has agreed to forfeit 790,625 shares, plus an additional up to 1MM shares as follows: (i) 1MM shares if 95% or more of public shares are redeemed, (ii) 750,000 shares if 90% or more but less than 95% of public shares are redeemed; (iii) 250,000 shares if more than 85% but less than 90% of public shares are redeemed; (iv) no shares if less than 85% of public shares are redeemed. 35 Assumes Sponsor retains 1MM shares that are tied to redemption levels. Does not include (i) 790,625 Sponsor forfeited shares or (ii) 1,581,250 Sponsor deferred shares subject to earn-out. Pro Forma Valuation at Close $MM Share Price Pro Forma Share Outstanding (MM) 10.00 54.134 Pro Forma Equity Value 541 Less: Pro Forma Net Cash31 (235) ZeroNox Enterprise Value 306 Estimated Sources $MM ZeroNox Shareholder Equity Roll-over 225 Cash from GFGD Trust 253 Rights to SPAC 16 Founder Shares32, 33, 34 48 Total Sources 541 Estimated Uses $MM ZeroNox Shareholder Equity Roll-over 225 Cash to ZeroNox Balance Sheet 238 Rights to SPAC 16 Founder Shares32, 33, 34 48 Estimated Transaction Expenses 15 Total Uses 541 Transaction overview Valuation Lock-up and earn-out Cash sources and uses Capital structure Transaction highlights • ZeroNox is expected to combine with The Growth for Good Acquisition Corp. (‘GFGD’) to create a publicly-listed company powering off-highway electric vehicles. Transaction is expected to close in H2 2023 • Issuance of 22.5MM shares to existing ZeroNox equityholders27 • Pro forma enterprise value of $306MM • Sponsor and holders of ZeroNox stock will be subject to a lock-up expiring 360 days after Closing28 • Strong incentive structure facilitated by earn-out provisions, with 7.5MM shares to be released at specified earn-out thresholds29 – Tranche 1: 2.5MM issued at a price target of $12.50 by December 31, 2025 – Tranche 2: 2.5MM issued at a price target of $15.00 by December 31, 2026 – Tranche 3: 2.5MM issued at a price target of $20.00 by December 31, 2027 • Growth for Good has $253MM cash in trust30 • ZeroNox has asset light operating model and low CapEx requirements to get to positive EBITDA • $238MM of cash to balance sheet (assuming no redemptions) to fund growth and global expansion initiatives • ZeroNox shareholders rolling 100% of equity Summary transaction terms Pro forma ownership35 42% 50% 9% ZeroNox shareholders GFGD shareholders GFGD sponsor 22

SUMMARY

ZeroNox will be the only public company primarily focused on electrifying commercial and industrial off-highway vehicles

- ✓ **First mover advantage** in meeting the large, growing and underserved demand for electric off-highway vehicles
- ✓ **Revenue generating** with proprietary, proven technology, and strong partner manufacturing and distribution capabilities
- ✓ **Poised for rapid scale** via existing partner channels
- ✓ **Significant contracted sales** providing revenue visibility
- ✓ **Asset-light** business with low CapEx required to positive EBITDA
- ✓ **Advancing the SDGs** Sustainable Development Goals 7, 9 and 13



Copyright © 2023 ZeroNox®. All rights reserved.
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Copyright © 2023 ZeroNox®. All rights reserved. References 1. “Fact Sheet Climate Change - Un.org,” accessed March 5, 2023. 2. “Net Zero Coalition,” United Nations (United Nations), accessed March 4, 2023. 3. Waytek. “State of Electrification Report 2019.” 2019. 4. Lewis, Micah. “In a Global Tipping Point, 52% of Car Buyers Now Want to Purchase an EV – Here’s Why.” Electrek. May 27, 2022. 5. International Energy Agency (IEA)., “Overview – World Energy Employment – Analysis,” IEA. 6. The New York Times. “General Motors to Spend $7 Billion on Electric Vehicle Plants.” January 25, 2022. 7. USAFacts. “How Many Electric Vehicle Charging Stations Are There in the US?” November 23, 2022. 8. McKinsey & Company. “Charging for Charges.” June 24, 2022. 9. International Energy Agency (IEA). “Global EV Outlook 2021.” 10. José Rodríguez Jr., “A Looming Skills Gap Suggests There Are Not Enough EV Mechanics,” Jalopnik (Jalopnik, February 28, 2023). 11. Aric Shelby, “Advantages of Lithium Iron Phosphate Batteries over Lead-Acid Batteries,” (October 9, 2021). 12. Based on OEM partner provided information, year over year between 2020 and 2021. 13. By mid 2024, assuming all validation milestones in Pilot Program are met. 14. Based on client provided information on performance. “ZeroNox Battery Conversion at Frontier Cooling,” YouTube (YouTube, April 12, 2022). 15. Based on client provided information on performance from Jake Yoon, CFO of Airport Terminal Management LAX. 16. “Automotive Retrofit Electric Vehicle Powertrain Market - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022-2030.” (Precedence Research). 17. “Forklift Market Size, Share & Trends Analysis Report, 2030,” Forklift Market Size, Share & Trends Analysis Report, 2030 (Grand View Research). 18. “Mining Equipment Market Size, Share & Trends Report, 2030,” Mining Equipment Market Size, Share & Trends Report, 2030 (Grand View Research). 19. “Construction Equipment Market Share & Trends, 2027,” (MarketsandMarkets). 20. “Agriculture Equipment Market Size Report, 2022-2030,” Agriculture Equipment Market Size Report, 2022-2030 (Grand View Research). 21. “Energy Storage Systems Market - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022 – 2030,” (Precedence Research). 22. “Global Low-Carbon Energy Technology Investment Surges Past $1 Trillion for the First Time,” (BloombergNEF, January 25, 2023). 23. Includes 560 units representing ~$26.3MM in MOUs. 24. Capital raised as of de-SPAC date (does not include grants) and projected revenue in the de-SPAC year disclosed in investor presentations. 25. Represents the average for all closed EV-related de-SPACs with revenue generating targets during 2021 and 2022. 26. Excludes targets that do not disclose revenue projections for the year of de-SPAC. 27. Existing ZeroNox shareholders at time of transaction are entitled to the earn-out shares. 28. ZeroNox equity holder lock-up may be subject to certain adjustments in order to meet exchange listing requirements. 29. Earnout shares will be issued if the weighted average sale price of the Surviving Company’s common stock equals or exceeds the applicable stock price for any 10 trading days within a 20 consecutive trading day period, occurring between the Closing and the applicable expiration date. Each trigger will occur only once, if at all, and in no event will the earn-out shares exceed 7.5MM shares. 30. Calculated as 25.3MM public shares multiplied by $10.00 per share in trust, and assuming no redemptions. 31. Includes $253MM cash in trust (assuming no redemptions) and 15MM in transaction expenses. 32. Includes 0.8MM private placement shares. 33. Sponsor is entitled to earn-out of 1,581,250 shares in two equal tranches of 790,625 shares (each to be released at price targets of $12.50 and $15.00, respectively, for any 10 trading days within a 20 consecutive trading day period, occurring between the Closing and the fifth anniversary of the Closing). 34. Sponsor has agreed to forfeit 790,625 shares, plus an additional up to 1MM shares as follows: (i) 1MM shares if 95% or more of public shares are redeemed, (ii) 750,000 shares if 90% or more but less than 95% of public shares are redeemed; (iii) 250,000 shares if more than 85% but less than 90% of public shares are redeemed; (iv) no shares if less than 85% of public shares are redeemed. 35. Assumes Sponsor retains 1MM shares that are tied to redemption levels. Does not include (i) 790,625 Sponsor forfeited shares or (ii) 1,581,250 Sponsor deferred shares subject to earn-out. 24